Exhibit 2.2

PROMISSORY NOTE

Borrower:	US Lighting Group of 34099 Melinz Pkwy, Eastlake, OH, 44095 (the “Borrower”)

Lender:	Paul Spivak of 34099 Melinz Pkwy, Eastlake, OH, 44095 (the “Lender”)

Principal Amount:	$3,800,000.00 USD

1.	FOR VALUE RECEIVED, The Borrower promises to pay to the Lender at such address as may be provided in writing to the Borrower, the principal sum of $3,800,000.00 USD, with interest payable on the unpaid principal at the rate of 6.25 percent per annum, calculated yearly not in advance, beginning on December 1, 2016.

2.	This Note will be repaid in consecutive monthly installments of principal and interest on the first day of each month commencing the month following execution of this Note and continuing until December 1st, 2021 with the balance then owing under this Note being paid at that time.

3.	At any time while not in default under this Note, the Borrower may pay the outstanding balance then owing under this Note to the Lender without further bonus or penalty.

4.	Notwithstanding anything to the contrary in this Note, if the Borrower defaults in the performance of any obligation under this Note, then the Lender may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5.	All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by the Lender in enforcing this Note as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately be paid by the Borrower.

6.	This Note is given to secure the payment of the purchase price of the following security (the ‘Security’): All stock, software, hardware, schematics, printed circuit board designs, manufacturing equipment, test equipment, trademarks, patents, patents pending, intellectual property and customers in Intellitronix.

7.	Title to the Security will be transferred to the Borrower at execution of this Note. The Lender will retain a vendors’ lien in the Security and the Borrower grants to the Lender a security interest in the Security until this Note is paid in full. The Lender will be listed as a lender on the title of the Security whether or not the Lender elects to perfect a seller’s security interest in the Security.

8.	If the Borrower defaults in payment as required under this Note or after demand for ten (10) days, the Security will be immediately provided to the Lender and the Lender is granted all rights of repossession as a secured party.

9.	If any term, covenant, condition or provision of this Note is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties’ intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Note will in no way be affected, impaired or invalidated as a result.

10.	This Note will be construed in accordance with and governed by the laws of the State of Ohio.

11.	This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the Borrower and the Lender. The Borrower waives presentment for payment, notice of non-payment, protest and notice of protest.

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this 1st day of December, 2016.

SIGNED, SEALED, AND DELIVERED	US Lighting Group

this 1st day of December, 2016.	Per: /s/ Paul Spivak (SEAL)

PURCHASE OF BUSINESS AGREEMENT

THIS PURCHASE OF BUSINESS AGREEMENT (the “Agreement”) made and entered into this 1st day of December, 2016 (the “Execution Date”),

BETWEEN:

Paul Spivak of 34099 Melinz pkwy, Eastlake, Ohio 44095
(the “Seller”)

OF THE FIRST PART

and

US Lighting Group of 34099 Melinz pkwy, Eastlake, Ohio 44095
(the “Purchaser”)

OF THE SECOND PART

BACKGROUND

A.	The Seller is the owner of all the issued and outstanding shares (the “Shares”) of Intellitronix of 34099 Melinz Pkwy, Eastlake, Ohio 44095 (the “Corporation”) which carries on the business of Electronics Design and Manufacturing in the State of Ohio.

B.	The Seller desires to sell the Shares to the Purchaser, and the Purchaser desires to buy the Shares.

IN CONSIDERATION of the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the Parties agree as follows:

Definitions

1.	The following definitions apply in the Agreement:

a.	“Closing” means the completion of the purchase and sale of the Shares as described in this Agreement by the payment of agreed consideration, and the transfer of title to the Shares.

b.	“Parties” means both the Seller and the Purchaser and “Party” means any one of them.

Sale

2.	Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties, and conditions set out in this Agreement, the Seller agrees to sell the Shares to the Purchaser and the Purchaser agrees to purchase the Shares from the Seller.

Purchase Price

3.	The price to be paid by the Purchaser to the Seller for the Shares will be $4,000,000.00 US Dollars (the “Total Purchase Price”).

4.	The Parties agree to co-operate in the filing of elections under the Internal Revenue Code and under any other applicable taxation legislation, in order to give the required or desired effect to the allocation of the Total Purchase Price.

Closing

5.	The Closing of the purchase and sale of the Shares will take place on December 1, 2016 (the “Closing Date”) at the offices of the Seller or at such other time and place as the Parties mutually agree.

6.	At Closing, and upon the Purchaser resolving the balance of the Total Purchase Price in full to the Seller, the Seller will:

a.	provide the Purchaser with duly executed forms and documents evidencing transfer of signing authority and control of the bank accounts of the Corporation;

b.	provide the Purchaser with duly executed transfers of the Shares; and

c.	deliver to the Purchaser endorsed share certificates representing the Shares, and the Seller will take all steps necessary for the Corporation to enter the Purchaser, or its nominee, on the books of the Corporation, as the holder of the Shares.

Payment

7.	A five percent (5%) deposit of $200,000.00 US Dollars (the “Deposit”) will be payable by the Purchaser on or before January 2, 2017. The balance of $3,800,000.00 US Dollars (the “Balance”) will be payable on the Closing Date.

8.	The Balance will be paid by the Purchaser in a lump sum payment of $200,000.00 US Dollars in the form of a certified check, a Teller’s Check or an electronic money or funds transfer and by a promissory note (the “Promissory Note”) in the form attached, in the amount of $3,800,000.00 US Dollars made out to the Seller. In the case of an electronic money or funds transfer the Seller will give notice to the Purchaser of the bank account particulars at least 5 business days prior to the Closing Date.

9.	The Purchaser is responsible for paying all applicable taxes, including federal sales tax, state sales tax, duties, and any other taxes or charges payable pursuant to the transfer of the Shares from the Seller to the Purchaser.

Deposit and Failure to Close

10.	If all conditions precedent set out in this Agreement were waived or satisfied but this transaction does not close due to the Seller’s failure to satisfy its obligations, warrants or representations as set out in this Agreement, then the Deposit will be returned to the Purchaser.

11.	If all conditions precedent set out in this Agreement were waived or satisfied but this transaction does not close due to the Purchaser’s failure to satisfy its obligations, warrants or representations as set out in this Agreement, then the Deposit will be retained by the Seller.

Seller’s Representations and Warranties

12.	The Seller represents and warrants to the Purchaser that:

a.	The Seller has full legal authority to enter into and exercise its obligations under this Agreement.

b.	The Corporation is a corporation duly incorporated or continued, validly existing, and in good standing and has all requisite authority to carry on business as currently conducted.

c.	The Seller is the absolute beneficial owner of the Shares, free and clear of any liens, charges, encumbrances or rights of others, and is exclusively entitled to dispose of the Shares.

d.	Except as otherwise provided in this Agreement, there has been no act or omission by the Seller that would give rise to any valid claim relating to a brokerage commission, finder’s fee or other similar payment.

e.	The Seller is a resident of the United States for the purposes of the Internal Revenue Code.

f.	The Corporation has withheld all amounts required to be withheld under income tax legislation and has paid all amounts owing to the proper authorities.

g.	The Corporation is not bound by any written or oral pension plan or collective bargaining agreement or obligated to make any contributions under any retirement income plan, deferred profit sharing plan or similar plan.

h.	The Corporation will not dismiss any current employees or hire any new employees, or substantially change the role or title of any existing employees, provide unscheduled or irregular increases in salary or benefits to employees, or institute any significant changes to the terms of any employee’s employment, after signing this Agreement, unless the Purchaser provides written consent.

i.	There are no claims threatened or pending against the Corporation by any current or past employee relating to any matter arising from or relating to the employment of the employee.

j.	The Corporation is operating in accordance with all applicable laws, rules, and regulations of the jurisdictions in which it is carried on. In compliance with such laws, the Seller has duly licensed, registered, or qualified the Corporation with the appropriate authorities and agencies.

k.	The Corporation maintains insurance policies on its assets and such policies are in full force and effect and of an adequate value as would be reasonable in its industry. The Corporation has neither defaulted under these insurance policies, whether as a result of failure to pay premiums or due to any other cause, nor has the Corporation failed to give notice or make a claim under these insurance policies in a timely manner.

1.	The trademarks and trade names used in carrying on the business of the Corporation are owned exclusively and validly by the Corporation. The trademarks and trade names are duly registered with the appropriate public authorities in order that the rights associated with the trademarks and trade names are protected. To the best knowledge of the Seller and the officers of the Corporation, there are no claims of infringement existing against the patents, trademarks, copyrights or any other trade names used by the Corporation.

m.	Any trademarks and trade names used in whole or in part in or required for the proper carrying on of the business of the Corporation are validly and beneficially owned by and for the sole and exclusive use of the Corporation.

n.	The conduct of the Corporation does not infringe on the patents, trademarks, trade names or copyrights, domestic or foreign of any other person, firm or corporation to the best knowledge of the officers of the Corporation.

o.	The Corporation owns or is licensed to use all necessary software, hardware, schematics, printed circuit board files, customer lists and it can continue to use any and all computerized records, files and programs after the Closing Date in the same manner as before the Closing Date.

p.	The Corporation has filed all tax reports and returns required in the operation of the Corporation and has paid all taxes owed to all taxing authorities, including foreign taxing authorities, except amounts that are being properly contested by the Seller, the details of this contest having been provided to the Purchaser.

q.	This Agreement has been duly executed and delivered by the Seller and constitutes a legal and binding obligation of the Seller, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

13.	The representations and warranties given in this Agreement are the only representations and warranties. No other representation or warranty, either expressed or implied, has been given by the Seller to the Purchaser.

14.	The Seller warrants to the Purchaser that each of the representations and warranties made by it is accurate and not misleading at the Closing Date. The Seller acknowledges that the Purchaser is entering into this Agreement in reliance on each representation and warranty.

15.	The Seller’s representations and warranties will survive the Closing Date of this Agreement.

16.	Where the Purchaser has a claim against the Seller relating to one or more representations or warranties made by the Seller, the Seller will have no liability to the Purchaser unless the Purchaser provides notice in writing to the Seller containing full details of the claim on or before the third anniversary of the Closing Date.

17.	Where the Purchaser has a claim against the Seller relating to one or more representations or warranties made by the Seller, and the Purchaser is entitled to recover damages from a third party then the amount of the claim against the Seller will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Purchaser in recovering the amount from the third party.

Purchaser’s Representations and Warranties

18.	The Purchaser represents and warrants to the Seller the following:

a.	The Purchaser has full legal authority to enter into and exercise its obligations under this Agreement.

b.	The corporate Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement, and this transaction has been duly authorized by all necessary corporate action on the part of the corporate Purchaser.

c.	The Purchaser has funds available to pay the full Total Purchase Price and any expenses accumulated by the Purchaser in connection with this Agreement and the Purchaser has not incurred any obligation, commitment, restriction, or liability of any kind, absolute or contingent, present or future, which would adversely affect its ability to perform its obligations under this Agreement.

d.	The Purchaser has not committed any act or omission that would give rise to any valid claim relating to a brokerage commission, finder’s fee, or other similar payment.

e.	The Purchaser is a resident of the United States for the purposes of the Internal Revenue Code.

f.	This Agreement has been duly executed by the Purchaser and constitutes a legal and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

g.	The Purchaser has no knowledge that any representation or warranty given by the Seller in this Agreement is inaccurate or false.

19.	The representations and warranties given in this Agreement are the only representations and warranties. The Purchaser has given no other representation or warranty, either expressed or implied, to the Seller.

20.	The Purchaser warrants to the Seller that each of the representations and warranties made by it is accurate and not misleading at the date of Closing. The Purchaser acknowledges that the Seller is entering into this Agreement in reliance on each representation and warranty.

21.	The Purchaser’s representations and warranties will survive the Closing Date of this Agreement.

22.	Where the Seller has a claim against the Purchaser relating to one or more representations and warranties made by the Purchaser, the Purchaser will have no liability to the Seller unless the Seller provides notice in writing to the Purchaser containing full details of the claim on or before the third anniversary of the Closing Date.

23.	Where the Seller has a claim against the Purchaser relating to one or more representations or warranties made by the Purchaser, and the Seller is entitled to recover damages from a third party then the amount of the claim against the Purchaser will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Seller in recovering the amount from the third party.

Conditions Precedent to be Performed by the Purchaser

24.	The obligation of the Seller to complete the sale of the Shares under this Agreement is subject to the satisfaction of the following conditions precedent by the Purchaser, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Seller and may be waived by the Seller entirely or in part:

a.	All of the representations and warranties made by the Purchaser in this Agreement will be true and accurate in all material respects on the Closing Date.

b.	The Purchaser will obtain or complete all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or any governmental or public body, required of the Purchaser in connection with the execution of this Agreement.

c.	The Purchaser will execute and deliver the Promissory Note to the Seller.

Conditions Precedent to be Performed by the Seller

25.	The obligation of the Purchaser to complete the purchase of the Shares under this Agreement is subject to the satisfaction of the following conditions precedent by the Seller, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Purchaser and may be waived by the Purchaser entirely or in part:

a.	All of the representations and warranties made by the Seller in this Agreement will be true and accurate in all material respects on the Closing Date.

b.	The Seller will obtain and complete any and all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or governmental or public body that are required of the Seller for the proper execution of this Agreement and transfer of the Shares to the Purchaser.

c.	The Seller will have executed all documentation necessary to transfer the Shares to the Purchaser.

d.	The Seller will provide the Purchaser with complete information concerning the operation of the Corporation, in order to put the Purchaser in a position to carry on in the place of the Seller.

Conditions Precedent Not Satisfied

26.	If either Party fails to satisfy any of its conditions precedent as set out in this Agreement on or before the Closing Date and that condition precedent was not waived, then this Agreement will be null and void and any deposits will be returned to the Purchaser and there will be no further liability as between the Parties.

Disclosure

27.	Upon the reasonable request of the Purchaser, the Seller will, from time to time, allow the Purchaser and its agents, advisors, accountants, employees, or other representatives to have reasonable access to the premises of the Corporation and to all of the books, records, documents, and accounts of the Corporation, during normal business hours, between the date of this Agreement and the Closing Date, in order for the Purchaser to confirm the representations and warranties given by the Seller in this Agreement.

Employees

28.	At least 30 days prior to the Closing Date, the Purchaser will provide written offers of employment to every employee of the Corporation (the “Transferred Employees”). The offers of employment will be subject to execution of this Agreement and successful closing of this transaction. Prior to the Closing Date, the Purchaser will make itself available to discuss with each Transferred Employee the terms of the individual employment offers.

29.	The Purchaser will not offer employment to any employee of the Corporation who is receiving disability benefits under a disability plan of the Seller as of the Closing Date. Those employees receiving disability benefits will not be considered a Transferred Employee and will remain the full responsibility of the Seller.

30.	The Seller will pay all employee compensation incurred by it up to and including the Closing Date and including all salaries, benefits, bonuses including Share bonuses and Share options and any other compensation owing to all employees up to and including the Closing Date. The Seller will be responsible for all severance benefits, vacation days, sick days, personal days and other compensated time off accrued by all employees up to and including the Closing Date.

31.	The Seller is in compliance with all applicable foreign and domestic statutory rules and regulations respecting employment and employment practices and has withheld and reported all amounts required by law with respect to wages and salaries and the Seller is not liable for any accrued taxes or penalties and is not liable or in arrears to any government or private pension, social security or unemployment insurance authority. The Seller indemnifies the Purchaser for any future liabilities relating to employment and employment practices where the subject of the liability occurred up to and including the Closing Date.

32.	To the best of the Seller’s knowledge, information and belief, no labor dispute is currently in progress, pending or threatened involving the Transferred Employees of the Corporation that would interfere with the normal productivity or production schedules of the Corporation.

33.	After the Closing Date, the Purchaser will adopt, assume, and become solely responsible for all Transferred Employee benefit plans including, but not limited to, all health and disability plans and pension plans currently administered by the Seller. The Purchaser will collect and pay over to the Seller any contributions of the Seller’s employees that relate to periods prior to and including the Closing Date. The Purchaser agrees to waive all waiting or qualification periods and pre-existing conditions and limitations of such plans for the Transferred Employees.

Non-Assumption of Liabilities

34.	It is understood and agreed between the Parties that the Purchaser is not assuming and will not be liable for any of the liabilities, debts or obligations of the Seller arising out of the ownership or operation of the Corporation prior to and including the Closing Date, save and except for the following assumed liabilities:

All payables and receivables.

35.	The Seller will indemnify and save harmless the Purchaser, its officers, directors, employees, agents and shareholders from and against all costs, expenses, losses, claims, and liabilities, including reasonable legal fees and disbursements, or demands for income, sales, excise or other taxes, suffered or incurred by the Purchaser or any of the above mentioned persons arising out of the ownership or operation of the Corporation prior to and including the Closing Date, save and except for the assumed liabilities identified above.

Transfer of Third Party Contracts

36.	This Agreement is not to be construed as an assignment of any third party contract from the Seller to the Purchaser if the assignment would be a breach of that third party contract.

37.	The Purchaser will be solely responsible for acquiring new contracts with third parties where the existing contracts are not legally assignable from the Seller to the Purchaser.

38.	Notwithstanding any other provision in this Agreement to the contrary, the Seller will not be liable for any losses, costs or damages of any kind including loss of revenue or decrease in value of the Corporation resulting from the failure of the Purchaser to acquire any third party contracts.

Notices

39.	Any notices or deliveries required in the performance of this Agreement will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Parties at the addresses contained in this Agreement or as the Parties may later designate in writing.

Expenses/Costs

40.	The Parties agree to pay all their own costs and expenses in connection with this Agreement.

Dividends

41.	Any dividends earned by the Shares and payable on or before the Closing Date of this Agreement will belong to the Seller and any dividends earned by the Shares and payable after the Closing of this Agreement will belong to the Purchaser.

42.	Any rights to vote attached to the Shares will belong to the Seller on or before the Closing Date and will belong to the Purchaser after the Closing Date.

Severability

43.	The Parties acknowledge that this Agreement is reasonable, valid, and enforceable; however, if any part of this Agreement is held by a court of competent jurisdiction to be invalid, it is the intent of the Parties that such provision be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected or invalidated as a result.

44.	Where any provision in this Agreement is found to be unenforceable, the Purchaser and the Seller will then make reasonable efforts to replace the invalid or unenforceable provision with a valid and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the original invalid or unenforceable provision.

Governing Law

45.	This Agreement will be governed by and construed in accordance with the laws of the State of Ohio.

46.	The courts of the State of Ohio will have jurisdiction to settle any dispute arising out of or in connection with this Agreement.

General Provisions

47.	This Agreement contains all terms and conditions agreed to by the Parties. Statements or representations which may have been made by any Party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value to either Party. Only the written terms of this Agreement will bind the Parties.

48.	This Agreement may only be amended or modified by a written instrument executed by all of the Parties.

49.	A waiver by one Party of any right or benefit provided in this Agreement does not infer or permit a further waiver of that right or benefit, nor does it infer or permit a waiver of any other right or benefit provided in this Agreement.

50.	This Agreement will not be assigned either in whole or in part by any Party without the written consent of the other Party.

51.	This Agreement will pass to the benefit of and be binding upon the Parties’ respective heirs, executors, administrators, successors, and permitted assigns.

52.	The clauses, paragraphs, and subparagraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

53.	All of the rights, remedies and benefits provided in this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law or equity.

54.	Time is of the essence in this Agreement.

55.	This Agreement may be executed in counterpart.

56.	Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this 1st day of December, 2016.

/s/ Paul Spivak
Paul Spivak

US Lighting Group

Per:	/s/ Paul Spivak	(Seal)